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WILLIAM BIELEFELD

william.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 202 261 3333 Fax
October 5, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Alison White

Re:	Hercules Capital, Inc.
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of Hercules Capital, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 814-00702) (the “Proxy Statement”) raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conferences between Alison White of the Staff and Dechert LLP, outside counsel to the Company, on September 19, 2018.  For your reference, the Staff’s comments are included in this letter, and each comment is followed by the applicable response.  Except as provided in this letter, terms used in this letter have the meanings given to them in the Proxy Statement.

1.	Please include the disclosure required by Item 3 of Schedule 14A regarding appraisal rights of stockholders with respect to the matters to be acted upon at the meeting.

Response:

The Company acknowledges the Staff’s comment and has updated the disclosure accordingly.

2.	Please include the disclosure required by Item 22(a)(3)(i) of Schedule 14A furnishing the name and address of the Company’s investment adviser, principal underwriter, and administrator.

Response:

The Company acknowledges the Staff’s comment and confirms that the Company does not have an investment adviser, principal underwriter, or administrator.

United States Securities and Exchange Commission October 5, 2018 Page 2

3.
On page 1 of the Proxy Statement, under the heading “Purpose of Special Meeting,” please state that approval of the proposal would permit the Company to double the amount of leverage the Company is permitted to incur and this change would be effective immediately following such approval.

Response:

The Company acknowledges the Staff’s comment and has updated the disclosure accordingly.

4.	On page 7, please set forth the current assets and current borrowings of the Company and the additional borrowings the Company would be allowed to incur if the proposal were approved.

Response:

The Company acknowledges the Staff’s comment and has updated the disclosure accordingly.

5.
On page 11, please disclose whether the Company will need to renegotiate its credit facilities to incur additional indebtedness if the proposal is approved.  In addition, please disclose whether the interest rates under the credit facilities are expected to increase if the proposal is approved.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that the Company is in the process of amending and renegotiating the terms of its credit facilities to enable the Company to incur additional leverage in accordance with the reduced asset coverage requirements and has updated the disclosure accordingly.  However, the Company does not expect the interest rates or fees on the Company’s credit facilities will increase as a result of approval of the proposal.

6.	Please revise the title of the proposal to state that it would allow the Company to double the amount of leverage the Company is permitted to incur.

Response:

The Company acknowledges the Staff’s comment and has updated the disclosure accordingly.

7.
On page 11 in footnote 6, if any part of an investment management professional’s compensation is based on total assets under management, please discuss the conflicts of interests that would exist for such professional if the proposal were approved.

Response:

The Company acknowledges the Staff’s comment and hereby confirms that no investment management professional’s compensation is based on total assets under management.

United States Securities and Exchange Commission October 5, 2018 Page 3

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3386 (or by email at william.bielefeld@dechert.com) or Ian Hartman by telephone at 215.994.2277 (or by email at ian.hartman@dechert.com).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William Bielefeld

William Bielefeld

cc:	David Lund, Hercules Capital, Inc.
Melanie Grace, Hercules Capital, Inc.
Ian Hartman, Dechert LLP
Jay Alicandri, Dechert LLP